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                                      LOGO

                             UNITED PARCEL SERVICE
                   55 GLENLAKE PARKWAY, NE, ATLANTA, GA 30328

                                                                February 4, 2000

Dear UPS Class A Shareowners,

     I am pleased to announce that UPS is offering to purchase up to 100,893,277 shares of our class A-1 common stock for $60 in cash per share. Our plans to conduct a tender offer were communicated in the proxy statement that was sent to you in connection with our October special shareowners' meeting.

     The net proceeds of our initial public offering (IPO) were approximately $5.27 billion. We intend to use that money to purchase shares in the tender offer. As you know, the price of our class B stock has appreciated and is now trading higher than the $50 IPO price. UPS is offering to purchase 27% of the outstanding class A-1 shares.

     I encourage all class A shareowners to participate in the tender offer. Participation in the tender offer by class A shareowners is in the best interests of UPS and is consistent with our original plans in connection with the IPO. However, no one will be required to tender any shares. Class A shareowners may tender up to, but not more than, 27% of their class A-1 shares.

     It has been our goal, as was indicated at the time of our shareowners' meeting, to allow all holders of class A shares to participate equally in the tender offer. Participation in this tender offer does not conflict with the tradition of long-term ownership of UPS by its employees. Having a significant investment in the company motivates all UPSers to be committed to UPS's continued success.

     The tender offer is explained in detail in the enclosed "Offer to Purchase" and related materials. I urge you to read carefully each of these documents before making any decision about the tender offer. The tender offer is scheduled to expire at midnight, New York City time, on March 3, 2000. If you have questions about the tender offer, please contact First Union National Bank's Shareholder Services at (877) 413-2111 (toll free) or (215) 985-8569 (international and direct).

     Your commitment has made UPS one of the most admired companies in the world, and has made our public offering, the largest in U.S. history, a great success. Thank you for your continued support.

                                                    /s/ James P. Kelly
                                                      James P. Kelly
                                           Chairman and Chief Executive Officer